Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016

	Year ended December 31,
	2012	2013	2014	2015	2016
	--------------------Millions of Dollars--------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,214	$1,224	$1,305	$1,311	$1,363
Distributed income of equity investees	7	4	2	—	12
Interest expense, net of amounts capitalized	287	259	255	274	302
Interest component of rental expense	19	17	18	19	20
AFUDC - Debt funds	7	11	18	22	11
Earnings as defined	$1,534	$1,515	$1,598	$1,626	$1,708
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$267	$240	$241	$264	$278
Interest on affiliated loans	7	7	7	7	8
Interest on interim obligations	—	—	—	—	—
Amortization of debt discount, premium and expense, net	10	13	14	14	16
Other interest charges	9	10	11	11	10
Interest component of rental expense	19	17	18	19	20
Fixed charges as defined	$312	$287	$291	$315	$332
RATIO OF EARNINGS TO FIXED CHARGES	4.91	5.27	5.49	5.16	5.14